CUSIP No.  44931Q104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under  the  Securities Exchange  Act of 1934  (Amendment No.  1)*

ICC Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44931Q104

(CUSIP Number)

February 13, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICC Holdings, Inc. Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICALLY	6	SHARED VOTING POWER 350,000
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 350,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12	TYPE OF REPORTING PERSON (see instructions) EP

Item 1.

(a)	Name of Issuer:

ICC Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

225 20th Street, Rock Island, Illinois 61201

Item 2.

(a)	Name of Person Filing:

ICC Holdings, Inc. Employee Stock Ownership Plan

(b)	Address of Principal Business Office or, if none, Residence:

225 20th Street, Rock Island, Illinois 61201

(c)	Citizenship:

Pennsylvania

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

44931Q104

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) ☒ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

Item 4.	Ownership.

(a)	Amount beneficially owned:

350,000 shares of Common Stock

(b)	Percent of class:

10.6% (based on 3,303,279 shares of Common Stock outstanding as of November 9, 2018)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

350,000

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

350,000

The ICC Holdings, Inc. Employee Stock Ownership Plan (the “ESOP”) is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the benefit of participating employees and their beneficiaries. The ESOPs assets are held in trust pursuant to a trust agreement between the ICC Holdings, Inc., the ESOP, and GreatBanc Trust Company, solely in its capacity as trustee (the “Plan Trustee”). The number of shares listed as beneficially owned represents the number of shares of Common Stock held in the ESOP as of February 13, 2019. As of February 13, 2019,  45,315.4977 shares of Common Stock held in the ESOP were allocated to individual accounts established for participating employees and their beneficiaries, and the remaining 304,684.5023 shares of Common Stock held in the ESOP were unallocated.

Participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustee with respect to any corporate matter which involves the voting of such shares at a shareholder meeting and which constitutes a merger, consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business or a similar transaction. Except for corporate matters otherwise described above, shares of Common Stock in the trust shall be voted by the Plan Trustee in the manner directed by the Administrative Committee, currently the Board of Directors of ICC Holdings, Inc. Unallocated shares of Common Stock held by the ESOP are voted in the manner determined by the Administrative Committee. As a result of such shared voting power, the shares of Common Stock held in the ESOP are included in the shares beneficially owned by the ESOP.

Item 5.

Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Subject to the terms and conditions of the ESOP, cash dividends on Common Stock allocated to accounts of participating employees and their beneficiaries will be allocated to the respective other investment accounts of such participants. No individual participants has an interest in excess of 5% of the class of securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After  reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is  true,  complete and  correct.

Date: February 14, 2019
ICC Holdings, Inc. Employee Stock Ownership Plan

By:	/s/ Kathleen Springer
Kathleen Springer As attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1	Limited Power of Attorney[1]

1 Link to Exhibit 24 filed by the ESOP with its initial Form 3.